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              [LETTERHEAD OF VITAS HEALTHCARE CORP. APPEARS HERE]





October 20, 1998


Shelley E. Parratt
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


Re:  Vitas Healthcare Corporation
     Registration Statement No. 333-36183


Dear Ms. Parratt

I am writing to advise you that Vitas Healthcare Corporation wishes to withdraw the above-referenced registration statement, which was filed on September 23, 1997 on Form S-1 under the Securities Act of 1933.

Please contact our counsel, Howard I. Flack of Hogan & Hartson L.L.P. in Washington, D.C. at (202) 637-6538, if you have any questions regarding this matter.

Sincerely,


/s/ Hugh A. Westbrook

HUGH A. WESTBROOK


cc:  Howard I. Flack